UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of June 2021

Commission File Number 001-38716

GAMIDA CELL LTD.

(Translation of registrant’s name into English)

Nahum Heftsadie Street

Givaat Shaul, Jerusalem 91340 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K (the “Report”) and Exhibit 99.1 to this Report shall be deemed to be incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-234701), the Registration Statement on Form F-3 (File No. 333-253720) and the Registration Statement on Form S-8 (File No. 333-238115) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Appointment of New Officer

On June 7, 2021, Gamida Cell Ltd. (the “Company”) announced the appointment of Vladimir Melnikov as senior vice president, global operations and manufacturing. Mr. Melnikov began his tenure with the Company on June 6, 2021. A copy of the Company’s press release with this announcement is furnished as Exhibit 99.1 to this Report.

Exhibits

99.1	Press release dated June 7, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMIDA CELL LTD.

June 7, 2021	By:	/s/ Shai Lankry
Shai Lankry
Chief Financial Officer

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